SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form, the registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

Solistica announces the acquisition of AGV, leader in value-added warehousing and distribution in Brazil

Monterrey, Mexico, November 8, 2019 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today that Solistica, FEMSA’s logistics subsidiary, has reached an agreement to acquire AGV, a leader in value-added warehousing and distribution in Brazil with gross annual sales approaching R$650 million.

About AGV

Founded in 1998, AGV operates a value-added warehousing and distribution platform with more than 300,000 m2 of warehousing space located across 15 states in Brazil and over 2,600 employees. Within its broad platform, AGV has built a particularly strong position in Brazil’s health and nutrition-related sector, as well as in fast-moving consumer goods, which fit well with Solistica’s existing capabilities and customer focus.

Transaction Rationale

This transaction represents an important new building block for Solistica’s strategy in Brazil. Solistica will now become the first fully integrated Third Party Logistics (3PL) solution provider in the Brazilian market, building a key differentiating factor among the leading players in the industry. Since the acquisitions of Expresso Jundiai and Atlas in 2013 and 2015, respectively, Solistica has developed its portfolio of services to become a major player in Less than Truckload (LTL) logistics in Brazil. AGV will generate synergies, complement the platform and significantly enhance Solistica’s customer value proposition, allowing it to provide integrated logistics solutions to its clients in the key Brazilian market.

The transaction is subject to customary regulatory approvals and is expected to close during the first quarter of 2020.

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About Solistica

Solistica is the Latin American 3PL logistic solution integrator for the world, with presence in Mexico, Nicaragua, Costa Rica, Panama, Colombia, Brasil and the United States. It offers supply chain solutions through FTL Transport, LTL Distribution, Warehousing, Value Added Services, Multimodal Solutions, International Logistics and Vehicle Maintenance through its subsidiary Mecanica Tek. Its focus on security, innovation and flexibility, and its capacity to adapt to the evolution of its more than 4,000 clients, enables Solistica to design the ideal configuration to solve any logistical challenge across all industries. It is a FEMSA company that creates economic and social value by operating a sustainable business strategy, based in its culture and values, with more than 21,000 employees.

About FEMSA

FEMSA creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO GAS chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, a public bottler of Coca-Cola products; and in the beer industry, as a shareholder of HEINEKEN, a brewer with operations in over 70 countries. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients. Through its business units, FEMSA has more than 295,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate is sustainability performance.

November 8, 2019	1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By: /s/ Gerardo Estrada Attolini
Gerardo Estrada Attolini
Director of Corporate Finance

Date: November 08, 2019